SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                          THE PERKIN-ELMER CORPORATION
                          ____________________________
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    714041100
                                 ______________
                                 (CUSIP Number)

                                December 31, 1998
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 19 Pages

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 2 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,161,675
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,161,675

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,161,675

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.33%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 3 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,161,675
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,161,675

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,161,675

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.33%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 4 of 19 Pages



13
1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,161,675
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,161,675

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,161,675

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.33%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 5 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  571,478
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,161,675
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   571,478
    With
                           8        Shared Dispositive Power
                                            1,161,675

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,153

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  3.48%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 6 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  779,037
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,733,153
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   779,037
    With
                           8        Shared Dispositive Power
                                            1,733,153

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,512,190

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  5.04%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 7 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,733,153
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            1,733,153

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,733,153

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                           [x]

11       Percent of Class Represented By Amount in Row (9)

                  3.48%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 8 of 19 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  141,742
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   141,742
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            141,742

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                           [x]

11       Percent of Class Represented By Amount in Row (9)

                  .28%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                           Page 9 of 19 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  141,742
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   141,742
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            141,742

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                           [x]

11       Percent of Class Represented By Amount in Row (9)

                  .28%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 714041100                                          Page 10 of 19 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  228,136
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  1,161,675
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   228,136
    With
                           8        Shared Dispositive Power
                                            1,161,675

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,389,811

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                  2.79%

12       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 19 Pages



Item 1(a)         Name of Issuer:

                  The Perkin-Elmer Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  761 Main Avenue, Norwalk, CT 06859.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  viii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"); and

                  ix)      Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), QIP, Mr. Soros, OSI (as defined herein), SEDF (as defined herein), Winston L.P. and Dr. Chatterjee.

                  SFM LLC  serves as  principal  investment  manager  to Quantum
Partners and Quasar Partners, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management and the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best

                                                             Page 12 of 19 Pages


efforts to cause QIH Management to act at the direction of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

                  Open Society Institute is a New York Trust ("OSI") of which Mr. Soros serves as one of several trustees. Soros Economic Development Fund is a Delaware not-for-profit corporation ("SEDF") of which Mr. Soros serves as Director and President.

                  CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Pursuant to a combination of Quasar International Fund N.V. ("Quasar Fund") with and into Quantum Industrial Holdings Ltd. ("QIH") effective February 1, 1999, portfolio investments previously held indirectly by Quasar Fund were transferred to, and are held indirectly by, QIH. Soros Fund Management LLC, is principal investment manager to both Quasar Partners and QIH, and remains the principal investment manager of such portfolio investments.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Winston L.P., CFM and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii)     Winston L.P. is a Delaware limited partnership;

                  viii)    CFM is a Delaware limited partnership; and

                  ix)      Dr. Chatterjee is a United States citizen.

                                                             Page 13 of 19 Pages



Item 2(d)         Title of Class of Securities:

                           Common Stock, $1.00 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           714041100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      Each of QIP, QIHMI and QIH Management may be
deemed to be the beneficial owner of the 1,161,675 Shares held for the account of QIP.

                           (ii)     Each of SFM LLC and Mr. Druckenmiller may be
deemed to be the beneficial owner of 1,733,153  Shares.  This number consists of
(A) 1,161,675 Shares held for the account of QIP, (B) 55,978 Shares held for the account of Quasar Partners and (C) 515,500 Shares held for the account of Quantum Partners.

                           (iii)    Mr. Soros may be deemed to be the beneficial
owner of 2,512,190 Shares. This number consists of (A) 321,581 Shares held for his personal account, (B) 1,161,675 Shares held for the account of QIP, (C) 55,978 Shares held for the account of Quasar Partners, (D) 515,500 for the account of Quantum Partners, (E) 316,018 Shares held for the account of OSI and
(F) 141,438 Shares held for the account of SEDF.

                           (iv)     Each of Winston  L.P.  and CFM may be deemed
to be the beneficial owner of the 141,742 Shares held for the account of Winston L.P.

                           (v)      Dr.  Chatterjee  may  be  deemed  to be  the
beneficial owner of 1,389,811 Shares. This number consists of (A) 86,394 Shares held for his personal account, (B) 141,742 Shares held for the account of Winston L.P., and (C) 1,161,675 Shares held for the account of QIP.

Item 4(b)         Percent of Class:

                           (i)      The  number of Shares of which  each of QIP,
QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 2.33% of the total number of Shares outstanding.

                           (ii)     The  number of  Shares of which  each of SFM
LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 3.48% of the total number of Shares outstanding.

                           (iii)    The number of Shares of which Mr.  Soros may
be deemed to be the beneficial owner constitutes approximately 5.04% of the total number of Shares outstanding.

                                                             Page 14 of 19 Pages


                           (iv)     The  number  of  Shares  of  which  each  of
Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .28% of the total number of Shares outstanding.

                           (v)      The number of Shares of which Dr. Chatterjee
may be deemed to be the beneficial owner constitutes approximately 2.79% of the total number of Shares outstanding.

                  Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros.

Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,161,675

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,161,675

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,161,675

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,161,675

     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,161,675

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,161,675

                                                             Page 15 of 19 Pages


     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     571,478

     (ii)  Shared power to vote or to direct the vote:                 1,161,675

     (iii) Sole power to dispose or to direct the disposition of:        571,478

     (iv)  Shared power to dispose or to direct the disposition of:    1,161,675

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                     779,037

     (ii)  Shared power to vote or to direct the vote:                 1,733,153

     (iii) Sole power to dispose or to direct the disposition of:        779,037

     (iv)  Shared power to dispose or to direct the disposition of:    1,733,153

     Mr. Druckenmiller
     -----------------

     (i) Sole power to vote or to direct the vote:                             0

     (ii) Shared power to vote or to direct the vote:                  1,733,153

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:     1,733,153

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                     141,742

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        141,742

     (iv)  Shared power to dispose or to direct the disposition of:            0

     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                     141,742

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        141,742

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 16 of 19 Pages


     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                     228,136

     (ii)  Shared power to vote or to direct the vote:                 1,161,675

     (iii) Sole power to dispose or to direct the disposition of:        228,136

     (iv)  Shared power to dispose or to direct the disposition of:    1,161,675


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands Limited Duration Company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                  (iii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (iv) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (v) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (vi) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (vii) SEDF has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (viii)Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, SEDF, Mr. Soros, Winston L.P. and Dr. Chatterjee. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Dr. Chatterjee. Winston L.P. expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, OSI, SEDF, Mr. Soros and Dr. Chatterjee. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, SEDF and Mr. Soros. The inclusion of the Shares held for the accounts of each of OSI and SEDF herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

                                                             Page 17 of 19 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 18 of 19 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999               QIH MANAGEMENT INVESTOR, L.P.

                                       By:   QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  February 12, 1999               QIH MANAGEMENT, INC.


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  February 12, 1999               SOROS FUND MANAGEMENT LLC


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  February 12, 1999               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 19 of 19 Pages


Date:  February 12, 1999               STANLEY F. DRUCKENMILLER


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 12, 1999               WINSTON PARTNERS, L.P.

                                       By:  Chatterjee Fund Management, L.P.,
                                            General Partner

                                            By:  Purnendu Chatterjee,
                                                 General Partner


                                                 By:   /S/ PETER HURWITZ
                                                       -------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

Date:  February 12, 1999               CHATTERJEE FUND MANAGEMENT, L.P.

                                       By: Purnendu Chatterjee,
                                           General Partner


                                           By:    /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

Date: February 12, 1999                PURNENDU CHATTERJEE



                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact